April 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Abe Friedman and Lyn Shenk

Re:	The RMR Group Inc.
Form 10-K for the Fiscal Year Ended September 30, 2021
Filed November 15, 2021
File No. 001-37616

Ladies and Gentlemen:

This letter is submitted in response to the comment from the Staff of the Division of Corporation Finance (the “Staff”), received by letter dated March 24, 2022, relating to the above-mentioned Annual Report on Form 10-K (the “Form 10-K”).

The Staff’s comment with respect to our Form 10-K has been reproduced below in italicized text. Our response thereto is set forth immediately following the reproduced comment.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 15. Exhibits and Financial Statement Schedules
Consolidated Statements of Income, page F-6

1.
We have reviewed your response to comment 2, and reissue. We continue to believe that your revenues should be captioned as related party transactions on the face of your ‘Consolidated Statements of Income’ or parenthetically stated, pursuant to Rule 4-08(k)(1) of Regulation S-X which is prescriptive in stating “Amounts of related party transactions should be stated on the face of the balance sheet, statement of comprehensive income, or statement of cash flows.” Please revise or advise accordingly.

Response: We respectfully acknowledge the Staff’s comment and will revise future filings.

Upon review of the most recent public filings of 13 alternative asset managers with similar business operations and significant revenues from related parties, we noted only one company that identified revenues from related parties on the face of the income statement. This company included the following disclosure in the footer of their income statement, “Substantially all revenues are earned from affiliates of the Company. See accompanying notes.”

April 6, 2022

As substantially all (i.e., 99.9% for the fiscal years ended September 30, 2021, 2020 and 2019) of the revenues of The RMR Group Inc. are earned from related parties, we intend to provide a footnote to our income statement in future filings that indicates substantially all revenues are earned from related parties. We believe this approach complies with Rule 4-08(k)(1) and is consistent with investor expectations. We have included an example of our proposed disclosure in Exhibit A. We will also continue to disclose the amounts of unrelated party revenues, to the extent they remain insignificant, within the notes to the financial statements.

We appreciate the Staff’s review of our Form 10-K. If you have any questions or concerns, or require additional information, please call me at (617) 796-7684.

Sincerely,

/s/ Matthew P. Jordan
Matthew P. Jordan
Executive Vice President,
Chief Financial Officer and Treasurer
The RMR Group Inc.

cc:	Faiz Ahmad
Skadden, Arps, Slate, Meagher & Flom LLP

April 6, 2022

Exhibit A

The RMR Group Inc.
Condensed Consolidated Statements of Income
(amounts in thousands, except per share amounts)
(unaudited)

	Three Months Ended December 31,
	2021	2020
Revenues:
Management services	$44,897	$40,747
Advisory services	1,118	586
Total management and advisory services revenues	46,015	41,333
Reimbursable compensation and benefits	14,397	13,225
Reimbursable equity based compensation	1,598	3,003
Other reimbursable expenses	119,558	99,385
Total reimbursable costs	135,553	115,613
Total revenues	181,568	156,946
Expenses:
Compensation and benefits	31,791	29,494
Equity based compensation	2,219	3,561
Separation costs	—	4,159
Total compensation and benefits expense	34,010	37,214
General and administrative	7,671	6,260
Other reimbursable expenses	119,558	99,385
Transaction and acquisition related costs	—	117
Depreciation and amortization	236	238
Total expenses	161,475	143,214
Operating income	20,093	13,732
Interest and other income	57	231
Equity in earnings of investees	—	424
Unrealized gain on equity method investments accounted for under the fair value option	1,196	8,122
Income before income tax expense	21,346	22,509
Income tax expense	(3,054)	(2,756)
Net income	18,292	19,753
Net income attributable to noncontrolling interest	(10,250)	(10,856)
Net income attributable to The RMR Group Inc.	$8,042	$8,897

Weighted average common shares outstanding - basic	16,325	16,252
Weighted average common shares outstanding - diluted	31,325	31,252

Net income attributable to The RMR Group Inc. per common share - basic	$0.49	$0.54
Net income attributable to The RMR Group Inc. per common share - diluted	$0.49	$0.51
Substantially all revenues are earned from related parties. See accompanying notes.